[CINRAM LOGO]
2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

            CINRAM ANNOUNCES 2005 FOURTH QUARTER AND YEAR END RESULTS
                   AND INTENTION TO CONVERT TO AN INCOME TRUST
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO, ON - March 2, 2006 - Cinram International Inc. ("Cinram") (TSX: CRW) today reported its results for the quarter and year ended December 31, 2005 and announced that its Board of Directors has unanimously approved the conversion of Cinram from a corporation into an income trust by way of a plan of arrangement (the "Conversion"), subject to shareholder and court approvals and certain other conditions.

"This is an exciting day for Cinram's shareholders and for the evolution of the Company. The Conversion will allow shareholders to participate in the strong operating cash flows generated by our businesses," stated Isidore Philosophe, co-founder and Chief Executive Officer. "Cinram's results for the fourth quarter and year ended December 31, 2005, combined with our strong cash flow supports our income trust conversion plans."

Cinram reported an increase in consolidated revenue to $2,098.1 million in 2005, compared to $2,026.6 million in the prior year. Net earnings increased to $82.4 million or $1.44 per share in 2005, compared to $75.8 million or $1.34 per share in 2004. The Company generated earnings before interest, taxes and amortization (EBITA1) of $390.9 million for the year ended December 31, 2005, compared to $382.1 million in the prior year. The increase was primarily due to higher DVD sales combined with cost savings, partially offset by lower VHS video cassette revenues and higher raw material costs.

For the fourth quarter, Cinram reported consolidated revenue of $650.0 million, compared to $644.2 million for the same quarter in the prior year. Net earnings for the quarter were $38.2 million or $0.67 per share, basic, compared to $34.6 million or $0.61 per share, basic, for the same quarter in 2004. In the fourth quarter of 2005, EBITA was $122.1 million, compared to $123.2 million for the same quarter in the prior year.

PRODUCT REVENUES
In 2005, DVD revenue increased four percent to $1,063.0 million, compared to $1,025.4 million in the prior year. The increase was mainly due to higher unit volumes, partially offset by lower selling prices. In 2005, DVD revenue accounted for approximately 51 percent of consolidated revenue, unchanged compared to the prior year.

The Company's CD revenue increased three percent to $322.0 million, compared to $313.4 million in the prior year, mainly due to the full-year contribution of the EMI business in the United States. Audio CDs accounted for approximately 15 percent of Cinram's 2005 consolidated revenue, unchanged compared to the prior year.

The printing segment, which encompasses the results of Ivy Hill Corporation, generated revenue of $234.0 million in 2005, compared to $225.4 million in the prior year. Printing accounted for approximately 11 percent of consolidated revenue in 2005, unchanged compared to the prior year.

Distribution revenue increased to $290.3 million in 2005, compared to $208.8 million in the prior year. The increase was primarily due to the full-year contribution of the business acquired from The Entertainment

Network (TEN) in the United Kingdom and a new contract in Europe. Distribution revenue represented approximately 14 percent of 2005 consolidated revenue, compared to 10 percent in the prior year.

GEOGRAPHIC REVENUES
North American revenue increased one percent to $1,556.3 million in 2005, compared to $1,534.2 million in the prior year, which was attributable to increased audio CD and distribution revenues, offset by lower VHS cassette and merchandising revenues. In 2005, North American revenue represented 74 percent of consolidated revenue, compared to 76 percent in the prior year.

In Europe, revenue in 2005 increased 10 percent to $541.8 million, compared to $492.4 million for the prior year, due to increased DVD and distribution revenues, partially offset by lower audio CD and VHS video cassette revenues. European revenue represented 26 percent of consolidated revenue in 2005, compared to 24 percent in the prior year.

OTHER FINANCIAL HIGHLIGHTS
Gross profit margins in 2005 declined slightly to 19.6 percent from 20.3 percent in the prior year, as annual DVD price declines were partially offset by cost efficiencies. In addition, capital asset amortization, which is included in cost of goods sold, increased by $7.2 million.

Selling, general and administrative expenses for the year were 8.0 percent of consolidated revenue in 2005, compared to 8.8 percent in the prior year, as the Company benefited from cost savings associated with the closure of its printing facility in New York state, combined with general staffing reductions.

Amortization of capital and intangible assets increased to $223.9 million, compared to $219.7 million in 2004, mainly due to capital assets purchased during the year of $99.8 million, partially offset by a decrease in amortization of intangible assets and deferred financing fees of $3.0 million.

Pre-tax earnings for the year were reduced by unusual items in the amount of $6.3 million, compared to a gain of $1.7 million in the prior year.

SHARE VOLUME DATA
For the quarter ended December 31, 2005, the basic weighted average number of Cinram shares outstanding was 57.3 million, compared with 56.8 million for the same quarter in the prior year. The basic weighted average number of shares outstanding was 57.2 million in 2005, compared with 56.6 million in the prior year.

DIVIDEND
The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on March 31, 2006, to the shareholders of record at the close of business on March 15, 2006.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                              THREE MONTHS ENDED                      YEAR ENDED
                                                                     DECEMBER 31                     DECEMBER 31
(unaudited, in thousands of U.S. dollars)                  2005             2004             2005           2004
                                                       ---------------------------------------------------------
EBITA(1)                                               $122,112         $123,241         $390,883       $382,134
                                                       ---------------------------------------------------------
Amortization of capital assets                          $38,063          $41,126         $153,871       $146,697

Amortization of intangible assets and deferred
  financing fees                                        $17,367          $17,907          $69,998        $73,038
                                                       ---------------------------------------------------------
EBIT(2)                                                 $66,682          $64,208         $167,014       $162,399
                                                       ---------------------------------------------------------
Interest expense                                        $12,222          $12,785          $51,148        $53,102
Investment income                                        $(307)           $(387)           $(932)       $(2,436)
Income taxes                                            $16,543          $17,257          $34,372        $35,909
                                                       ---------------------------------------------------------

NET EARNINGS                                            $38,224          $34,553          $82,426        $75,824
                                                       ---------------------------------------------------------


(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.


(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

CONVERSION TO INCOME TRUST
Pursuant to the Conversion, the current shareholders of Cinram would exchange their common shares ("Cinram Shares") for units (the "Units") of a newly formed income trust (the "Fund"), and/or Class B exchangeable limited partnership units (the "Exchangeable LP Units") of a limited partnership owned by the Fund, on a one-for-one basis. The Exchangeable LP Units will be entitled to equivalent distributions, to vote at meetings of Unitholders of the Fund and to exchange their Exchangeable LP Units for Units (at any time after the lapse of 90 days from the effective date of the Conversion) and will be subject to a maximum number of units to be issued. The current shareholders of Cinram would continue to own, through their Units and/or Exchangeable LP Units, the same pro rata economic interest in Cinram's businesses.

"This structure will enable us to increase cash distributions to our shareholders without compromising our ability to adapt to technological developments and to maintain Cinram's industry leadership in the years to come," added Mr. Philosophe.

BACKGROUND TO THE CONVERSION
As previously announced on April 25, 2005, Cinram's Board of Directors authorized management to study the viability of converting the Company into an income trust type structure to enhance shareholder value. Management and its legal, financial and tax advisors studied the appropriateness of a potential conversion in the context of several key objectives including:

     o Optimizing distributable cash flow and cash distributions to Cinram's shareholders;
     o Taking into account Cinram's multi-jurisdictional operations and cash flows that span Canada, the United States and Europe;
     o Preserving Cinram's program of substantial capital reinvestment in its facilities and new technology to sustain its growth and profitability in the evolving media replication industry;
     o Ensuring access to the capital markets to fund growth and potential acquisitions with a strong public markets currency;
     o    Allowing investors to focus on the strong cash flow profile of Cinram;
     o    Maintaining Cinram's inclusion in the S&P/TSX Composite Index; and
     o Restructuring Cinram's debt facilities to increase cash available for distribution to shareholders.

There were several regulatory developments that influenced the process and management's review, including:
     o The announcement by the Minister of Finance on September 19, 2005, of his request that the Department of National Revenue postpone providing advance rulings respecting flow-through entity structures;
     o The Minister of Finance's announcement on November 23, 2005, of a reduction in personal income taxes on dividends, to level the playing field between corporations and income trusts; and
     o The announcement by S&P/TSX on May 18, 2005 that "paper-clipped securities", such as income deposit securities, would not be included in the S&P/TSX Composite Index when income trusts were added to the index.

In the context of meeting these objectives and responding to the various regulatory developments, Cinram's Board of Directors evaluated several alternative structures including an income trust, income deposit security and high dividend yielding common share. The Board of Directors has unanimously concluded that the income trust conversion has the greatest potential to enhance shareholder value.

Among the factors considered by the Board in arriving at its determination were Cinram's ability to maintain its inclusion in the S&P/TSX Composite Index and the expectation that distributions will be treated as dividend income for Canadian income tax purposes.

"We anticipate paying initial annualized distributions of US$2.62 per unit, payable in Canadian dollars at approximately C$3.00 per unit," added Lewis Ritchie, Chief Financial Officer. "Based on this level of distributions and our fiscal 2005 reported operating performance, we estimate that Cinram would have retained approximately US$120 million for annual capital expenditures and US$35 million in other discretionary reserves, which compares to our total cash capital expenditures of US$99.8 million for the fiscal year ended December 31, 2005. We believe this capital structure and distribution policy will allow Cinram flexibility to fund operating requirements and growth opportunities while distributing an attractive amount of cash to unitholders at approximately an 81% payout ratio. We will continue to evaluate Cinram's distribution policy from time to time."

FINANCIAL ADVISOR
Genuity Capital Markets is acting as exclusive financial advisor to the Board of Directors on the proposed Conversion and presented its Fairness Opinion in respect of the Conversion to the Board. The Fairness Opinion provides that, subject to review of the final form of documents in relation to the Conversion and assuming the Conversion proceeds on the terms currently contemplated, the consideration to be received by Cinram shareholders upon the completion of the Conversion is fair from a financial point of view.

PROCESS AND APPROVALS
The Conversion is subject to a number of conditions, including, but not limited to, the approval of the Ontario Superior Court of Justice and the approval of the shareholders of Cinram.

Cinram will seek an interim order from the Ontario Superior Court of Justice for declarations and directions in relation to the plan of arrangement. Cinram will then convene a special meeting of shareholders to consider if and, if deemed appropriate, approve the Conversion, with the meeting expected to be held in late-April 2006. If approved by the shareholders of Cinram, a final order approving the plan of arrangement will be sought from the Court.

Although the timing of the completion of the Conversion process cannot be predicted with certainty, Management anticipates that the Conversion will be completed by early-May 2006. There can be no assurance at this time that all approvals and consents required or desirable to effect the Conversion will be obtained within that time frame, or at all and, accordingly, there can be no assurance that the Conversion will be completed.

MARCH 3 CONFERENCE CALL AND WEBCAST
Cinram's management team will host a conference call to discuss the 2005 fourth quarter and year end results and the proposed income trust conversion on Friday, March 3, 2006 at 8 a.m. (ET). To participate, dial 416-644-3425 or 1-800-814-4941. The call will also be webcast live at http://investors.cinram.com/.

ABOUT CINRAM
Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.
                                     - 30 -

FOR MORE INFORMATION:
Debra Chan
Tel: (416) 321-7930
debrachan@cinram.com

                                                                   [CINRAM LOGO]
CONSOLIDATED BALANCE SHEETS

                                                                   (unaudited, stated in thousands of U.S. dollars)
                                                                              DECEMBER 31          December 31
                                                                                     2005                 2004
                                                                            ----------------------------------
Assets
CURRENT ASSETS:
     Cash and cash equivalents                                              $      89,921         $     41,789
     Accounts receivable, net of an allowance for
        doubtful accounts of $11,664 (2004 - $12,511)                             589,417              518,216
     Income taxes recoverable                                                           -                8,356
     Inventories                                                                   45,482               56,861
     Prepaid expenses                                                              20,610               26,573
     Future income taxes                                                           33,835               22,872
                                                                            ----------------------------------
                                                                                  779,265              674,667

Capital assets                                                                    601,481              706,360
Goodwill                                                                          330,274              328,393
Intangible assets                                                                 241,604              315,247
Deferred financing fees                                                            18,954               24,344
Other assets                                                                       13,948               36,218
Future income taxes                                                                28,416               11,804
                                                                            ----------------------------------
                                                                            $   2,013,942         $  2,097,033
                                                                            ==================================
Liabilities and shareholders' equity

CURRENT LIABILITIES:
     Accounts payable                                                       $     202,550         $    213,876
     Accrued liabilities                                                          351,580              377,323
     Income taxes payable                                                          15,479                    -
     Current portion of long-term debt                                             62,136               71,509
     Current portion of obligations under capital leases                              727                  850
                                                                            ----------------------------------
                                                                                  632,472              663,558

Long-term debt                                                                    674,137              786,834
Obligations under capital leases                                                    3,272                4,603
Other long-term liabilities                                                        55,135               62,778
Future income taxes                                                               103,018               93,069


SHAREHOLDERS' EQUITY:
     Capital stock                                                                173,775              170,145
     Contributed surplus                                                            4,634                4,145
     Retained earnings                                                            317,121              240,367
     Foreign currency translation adjustment                                       50,378               71,534
                                                                            ----------------------------------
                                                                                  545,908              486,191
                                                                            ----------------------------------
                                                                            $   2,013,942         $  2,097,033

                                                                   [CINRAM LOGO]
CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS

                                                                   (unaudited, stated in thousands of U.S. dollars, except
                                                                                                        per share amounts)
                                                              ------------------------------------------------------------
                                                                            Three months                     Twelve months
                                                                       ended December 31                 ended December 31
                                                                  2005              2004             2005             2004
                                                              ------------------------------------------------------------
Revenue                                                       $650,025          $644,218       $2,098,080       $2,026,638
Cost of goods sold                                             512,812           512,804        1,685,997        1,615,542
                                                              ------------------------------------------------------------
Gross profit                                                   137,213           131,414          412,083          411,096
Selling, general and administrative expenses                    50,750            51,012          168,793          177,372
Amortization of intangible assets and deferred
   financing fees                                               17,367            17,907           69,998           73,038
Unusual items                                                    2,414           (1,713)            6,278          (1,713)
                                                              ------------------------------------------------------------
Earnings before the undernoted                                  66,682            64,208          167,014          162,399
Interest on long-term debt                                      12,036            12,499           50,790           51,642
Other interest                                                     186               286              358            1,460
Investment income                                                (307)             (387)            (932)          (2,436)
                                                              ------------------------------------------------------------
Earnings before income taxes                                    54,767            51,810          116,798          111,733
Income taxes:
   Current                                                      26,016             5,903           47,773           24,555
   Future                                                      (9,473)            11,354         (13,401)           11,354
                                                              ------------------------------------------------------------
                                                                16,543            17,257           34,372           35,909
                                                              ------------------------------------------------------------
Net earnings                                                    38,224            34,553           82,426           75,824
                                                              ------------------------------------------------------------
Retained earnings, beginning of period                         280,367           207,233          240,367          172,564
Effect of a change in accounting policy related to
   stock-based compensation                                          -                 -                -          (2,759)
Dividends declared                                             (1,470)           (1,419)          (5,672)          (5,262)
                                                              ------------------------------------------------------------
Retained earnings, end of period                              $317,121          $240,367         $317,121         $240,367
                                                              ============================================================
Earnings per share:
   Basic                                                         $0.67             $0.61           $ 1.44           $ 1.34
   Diluted                                                       $0.66             $0.60           $ 1.43           $ 1.32
                                                              ============================================================
Weighted average number of shares outstanding (in thousands):
   Basic                                                        57,303            56,800           57,162           56,589
   Diluted                                                      57,949            57,622           57,773           57,514
                                                              ============================================================

                                                                   [CINRAM LOGO]
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (unaudited, stated in thousands of U.S. dollars)
                                                              ----------------------------------------------------
                                                                        Three months                 Twelve months
                                                                   ended December 31             ended December 31
                                                                 2005           2004           2005           2004
                                                              ----------------------------------------------------
Cash provided by (used in):
OPERATIONS:
Net earnings                                                  $38,224        $34,553        $82,426        $75,824
Items not involving cash:
   Amortization                                                55,430         59,033        223,869        219,735
   Future income taxes                                       (13,402)         11,354       (13,402)         11,354
   Stock-based compensation                                        64            239            489          1,269
   (Gain) loss on disposition of capital assets                    78        (1,941)          (663)        (2,330)
Change in non-cash operating working capital                   55,357       (39,008)       (35,379)      (176,452)
                                                             -----------------------------------------------------
                                                              135,751         64,230        257,340        129,400
FINANCING:
Increase in long-term debt                                          -              -         54,000         48,000
Repayment of long-term debt                                  (43,135)       (61,172)      (176,070)      (239,530)
Deferred financing fees                                             -              -          (550)        (2,250)
Decrease in obligations under capital leases                    (176)          (269)          (778)        (1,885)
Issuance of common shares                                           -             36          3,630          6,971
Increase (decrease) in other long-term liabilities              (115)          5,904        (3,628)         10,931
Dividends paid                                                (1,470)        (1,418)        (5,672)        (5,262)
                                                             -----------------------------------------------------
                                                             (44,896)       (56,919)      (129,068)      (183,025)
INVESTMENTS:
Purchase of capital assets                                   (27,379)       (13,694)       (99,765)      (145,704)
Proceeds on disposition of capital assets                           -          2,976          1,918          4,015
Decrease (increase) in other assets                             7,029         18,585         22,223       (12,523)
Transaction costs relating to Time Warner
   acquired businesses                                              -              -              -          (890)
                                                             -----------------------------------------------------
                                                             (20,350)          7,867       (75,624)      (155,102)

Foreign currency translation loss on cash held in
   foreign currencies                                         (2,972)        (2,823)        (4,516)        (3,307)
                                                             -----------------------------------------------------
Increase (decrease) in cash and cash equivalents               67,533         12,355         48,132      (212,034)
Cash and cash equivalents, beginning of period                 22,388         29,434         41,789        253,823
                                                             -----------------------------------------------------
Cash and cash equivalents, end of period                      $89,921        $41,789        $89,921        $41,789
                                                             -----------------------------------------------------
Supplemental cash flow information:
   Interest paid
                                                              $12,338        $12,225        $50,554        $52,540
   Income taxes paid                                            8,965          4,725         24,994         35,455
                                                             -----------------------------------------------------

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.